

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2017

Steven P. Rasche
Executive Vice President, Chief Financial Officer
Spire, Inc.
700 Market Street
St. Louis, MO 63101

> **Re:** **Spire, Inc.**
> **Form 10-K for the Fiscal Year Ended September30, 2016**
> **Filed November 15, 2016**
> **File No. 001-16681**

Dear Mr. Rasche:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Revenues and Operating Expenses, page 32

1. We note that you present a non-GAAP measure entitled "operating margin," which appears similar to the US GAAP terms "gross margin" and "operating income." Please revise your presentation to better comply with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Make conforming changes, as necessary, to your earnings release.

2. Please revise to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products